Filed by Towers, Perrin, Forster & Crosby, Inc.,

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Jupiter Saturn Holding Company (Commission File No. )

TOWERS PERRIN AND WATSON WYATT FILE FORM S-4 AS PART

OF NEXT STEP IN CREATION OF TOWERS WATSON & CO.

STAMFORD, CT & ARLINGTON, VA, September 3, 2009—Towers, Perrin, Forster & Crosby, Inc. and Watson Wyatt Worldwide, Inc. (NYSE, NASDAQ: WW) today announced that Jupiter Saturn Holding Company (“Jupiter Saturn”), the new entity formed as part of the merger process between Towers Perrin and Watson Wyatt, filed a registration statement on Form S-4 with the Securities and Exchange Commission. The Form S-4 filing is one of several steps in the merger process that must be completed before obtaining each company’s shareholder approval of the Towers Perrin and Watson Wyatt merger. After the merger becomes effective, Jupiter Saturn will change its name to Towers Watson & Co. In addition to the Form S-4, there are supplemental slides on the Towers Perrin website and on the investor relations section of Watson Wyatt’s website, and investors are encouraged to read these slides.

About Towers Perrin

Towers Perrin is a global professional services firm that helps organizations improve performance through effective people, risk and financial management. The firm provides innovative solutions in the areas of human capital strategy, program design and management, and in the areas of risk and capital management, insurance and reinsurance intermediary services, and actuarial consulting. Towers Perrin has over 6,000 employees located in 26 countries and is located on the Web at www.towersperrin.com.

About Watson Wyatt

Watson Wyatt (NYSE, NASDAQ: WW) is the trusted business partner to the world’s leading organizations on people and financial issues. The firm’s global services include: managing the cost and effectiveness of employee benefit programs; developing attraction, retention and reward strategies; advising pension plan sponsors and other institutions on optimal investment

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Towers Perrin and Watson Wyatt File Form S-4

September 3, 2009

strategies; providing strategic and financial advice to insurance and financial services companies; and delivering related technology, outsourcing and data services. Watson Wyatt has 7,700 associates in 33 countries and is located on the Web at www.watsonwyatt.com.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, statements about the proposed business combination transaction involving Towers Perrin and Watson Wyatt. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations. Additional risks and factors are identified under “Risk Factors” in the joint proxy statement/prospectus included in the registration statement filed by Jupiter Saturn Holding Company on September 3, 2009 with the SEC and under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 14, 2009 with the SEC.

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Towers Perrin and Watson Wyatt File Form S-4

September 3, 2009

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This press release was issued on September 3, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.

The joint proxy statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

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Towers Perrin and Watson Wyatt File Form S-4

September 3, 2009

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus which constitutes a part of the registration statement on Form S-4 filed by the Holding Company with the Commission, as amended from time to time. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus that has been filed by the Holding Company.

Source: Towers Perrin and Watson Wyatt

Contacts:

Towers Perrin

Media:

Joe Conway

914-745-4175

joseph.p.conway@towersperrin.com

Watson Wyatt

Media:

David Popper

703-258-7582

david.popper@watsonwyatt.com

Investors:

Mary Malone

703-258-7841

mary.malone@watsonwyatt.com

Towers Watson
Creating a leading global professional services firm,
well-positioned for sustained growth and profitability
across all geographies and business segments
Update on Proposed Merger of
Towers Perrin and Watson Wyatt
September 3, 2009

September 3, 2009
This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You
can identify these statements and other forward-looking statements in this document by words such as "may", "will", "would", "expect",
"anticipate", "believe", "estimate", "plan", "intend", "continue", or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully;
the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations.  Additional risks and factors are identified under "Risk Factors" in the joint proxy statement/prospectus included in the registration statement filed by Jupiter Saturn Holding Company on September 3, 2009 with the
SEC and under "Risk Factors" in Watson Wyatt’s Annual Report on Form 10-K filed on August 14, 2009 with the SEC.
You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  None of Jupiter Saturn Holding Company, Towers Perrin or
Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.
Forward-Looking Statements

September 3, 2009
Where You Can Find Additional Information
This communication was issued on September 3, 2009.  Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the "Holding Company"), which has filed a registration statement on
Form S-4 with the Securities and Exchange Commission (the "Commission") that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED
TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS
FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS
PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser
Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400 or from Watson
Wyatt, 901 N. Glebe Rd., Arlington, VA 22203, Attention: Investor Relations, or by telephone at 703-258-8000.
Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt.  A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus which constitutes a part of the registration statement on Form S-4 filed by the Holding
Company with the Commission, as amended from time to time. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus that has been filed by the Holding Company.

September 3, 2009
Re-Affirmation of Previously
Provided Guidance for Towers Watson
Annual Revenues in excess of $3 billion
Pretax annual synergies of $80 million
Full realization of synergies will take 3 years and cost $80 million
EBITDA margin of 17%+ post-integration
Accretive to GAAP diluted earnings per share within 3 years of closing
Significant non-cash expenses during first 2 years
NOTE:  These amounts are based on currently available information, which is subject to change, and do not necessarily represent or indicate the future financial results
Towers Watson will have after the transaction. These amounts do not include additional potential synergies and costs as discussed in the pro forma financial information contained in the Registration Statement on Form S-4 filed with the SEC by Jupiter Saturn Holding Company.  On a pro forma basis for the year ended June 30, 2009, the combined company had an adjusted EBITDA margin of 15.5%, and the anticipated synergies will increase the adjusted EBITDA margin by approximately 2%.

September 3, 2009
Towers Watson
Pro Forma Financial Information
for the Year Ended June 30, 2009
(a)
Approximately $3.28 billion in revenues
Approximately $509 million in combined adjusted EBITDA for fiscal year ended June 30, 2009
(b)
Net income attributable to controlling interests of $119 million and diluted EPS of $1.47 with significant non-cash and non-recurring charges; 81.3 million shares outstanding
Results for the year ended June 30, 2009 reflect reduced revenues from the tough economic environment
Potential for increased professional liability expense volatility, although economics on relative basis should be similar
Towers Watson expects its compensation programs will be typical of a public company and will be based on “pay for performance”
Towers Watson expects its income tax rate will initially be around 40% and the parties are working on tax restructuring activities to be completed during the integration that are expected to reduce this tax rate
(a) Pro forma financial information for the year ended June 30, 2009, including the pro forma assumptions and adjustments on which this pro forma financial information is based, is contained in the Registration Statement on Form S-4 filed with the SEC by Jupiter Saturn Holding Company. The pro forma financial information is based on currently available information, which is subject to change, and does not necessarily represent or indicate the future financial results Towers Watson will have after the transaction.
(b) Combined fiscal year 2009 EBITDA excludes non-cash compensation expense of $109 million from issuance of Towers Watson restricted Class A common stock to
Towers Perrin Restricted Stock Unit holders in the merger and includes $41 million of estimated annual savings of compensation, benefits and other direct costs expected to result from the retirement of the Class R Eligible Participants.

September 3, 2009
Towers Watson
Revenues (Pro Forma)
REVENUE BY GEOGRAPHY
REVENUE BY SEGMENT
ASIA-PACIFIC 6%
NORTH AMERICA 56%
EMEA 37%
LATIN AMERICA 1%
TALENT AND REWARDS 20%
BENEFITS 55%
RISK AND FINANCIAL SERVICES 23%
OTHER 2%
Based on calendar year 2008 revenues for
Towers Perrin and Watson Wyatt. The information
on this slide represents preliminary estimates
based on currently available information, which is
subject to change. This information does not
necessarily represent or indicate the future
financial results Towers Watson will achieve after
the transaction.
Diversified
revenue
stream across
geography
and business
segments

September 3, 2009
Towers Watson
Benefits
Retirement
Health and Welfare
Technology and
Administration Solutions
8% organic, constant FX revenue growth
in calendar 2008
2% organic, constant FX revenue growth for
six months ended June 30, 2009
Expected to be most profitable segment
Significant amount of annuity work and recurring clients
Over long term and in a less volatile economic
environment, expect mid-single digit growth rate
Legislative, regulatory & other change
Market share gains through thought
leadership and innovative solutions
More technology and administration
solutions opportunities
Expanded health and welfare services
More multinational assignments due to
stronger geographic presence
Global Leader In Benefits Consulting
Revenue by Region in 2008 (Pro Forma)
SERVICES
REVENUE GROWTH OPPORTUNITIES
ASIA-PACIFIC 3%
EMEA   33%
NORTH AMERICA   63%
LATIN AMERICA   1%
Pie chart is based on calendar year 2008 revenues for Towers Perrin and Watson
Wyatt. The information on this slide represents preliminary estimates based on currently available information, which is subject to change. This information does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction.  With respect to constant FX revenue growth, growth rates are based on each management’s basis of accounting.

September 3, 2009
Towers Watson
Risk and Financial Services
Insurance Industry Consulting
Risk Management Consulting
Reinsurance Brokerage
Investment Consulting
Retirement Plan De-risking Services
Financial Modeling Software
7% organic, constant FX revenue growth in calendar 2008
-2% organic, constant FX revenue decline for
six months ended June 30, 2009
Over 50% of revenues from recurring work
Over long term and in a less volatile economic
environment, expect a mid to high single digit growth
rate for current services
New services beyond those offered today should create
additional growth opportunities
Increase in transaction activity – M&A and capital raising
in the insurance industry and pension plan de-risking
Regulatory and reporting changes in the insurance industry
Increasing need for effective enterprise risk management
Demand for increased sophistication in financial and
risk modeling
General economic recovery leading to increased
discretionary spending for consulting and services
Differentiated reinsurance positioning with analytics &
capabilities from insurance and risk consulting
Market share gains in reinsurance
Increase in investment consulting penetration of Towers
Perrin’s current clients
Global Leader In Risk And Financial Services
Revenue by Region in 2008 (Pro Forma)
REVENUE GROWTH OPPORTUNITIES
ASIA-PACIFIC 11%
EMEA   50%
NORTH AMERICA   38%
LATIN AMERICA   1%
Pie chart is based on calendar year 2008 revenues for Towers Perrin and Watson
Wyatt. The information on this slide represents preliminary estimates based on currently available information, which is subject to change. This information does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction.  With respect to constant FX revenue growth, growth rates are based on each management’s basis of accounting.
SERVICES

September 3, 2009
Towers Watson
Talent and Rewards
Executive Compensation
Employee Rewards
Talent Management
Compensation and Human Capital Data Services
Communications
Organizational Alignment and Change Management
Organizational Surveys and Insights
Talent Management Software
Increase in corporate transactions requiring integration or
restructuring of workforce and talent/reward programs
Need to attract, motivate and retain key talent in turnaround mode or prolonged downturn, in the context of new business
strategies, globalization and demographic shifts
Recognition of employee engagement as a key business
driver, leading to greater demand for employee research
and surveys
Focus on improving workforce productivity and demand for
more rigorous measures of workforce effectiveness
Need for HR functions to achieve cost savings through
transformation of HR organizations and delivery
Implementation and hosting revenues for “software as
a service” applications to support talent strategies and
HR operations
Global Leader In Executive Compensation, Rewards Consulting and
Organizational Surveys
Revenue by Region in 2008 (Pro Forma)
REVENUE GROWTH OPPORTUNITIES
ASIA-PACIFIC 9%
EMEA   29%
NORTH AMERICA   60%
LATIN AMERICA   2%
Pie chart is based on calendar year 2008 revenues for Towers Perrin and Watson
Wyatt. The information on this slide represents preliminary estimates based on currently available information, which is subject to change. This information does not necessarily represent or indicate the future financial results Towers Watson will achieve after the transaction.  With respect to constant FX revenue growth, growth rates are based on each management’s basis of accounting.
5% organic, constant FX revenue growth in calendar 2008
-18% organic, constant FX revenue decline for six months
ended June 30, 2009
Largely comprised of non-recurring projects from a
stable client base
Over long term and in a less volatile economic environment,
expect revenue growth in mid to high single digits
In current economic times, expect very low or negative
growth rate
In strong economic times, expect high single to low double
digit growth rate and increased profitability
SERVICES

September 3, 2009
Towers Watson
Integration
Will combine unique strengths of both organizations
Dedicated team charged with ensuring timely completion and realization of savings
Expected one-time costs of approximately $80 million with majority in the first two years
Expected non-cash charges from systems integration and conforming accounting policies
INTEGRATION COSTS
INTEGRATION APPROACH
Will bring
together the
best practices,
capabilities and
assets from
the current
organizations
Focus on continued commitment to client service
Combine complementary and unique strengths of both organizations
Make decisions with a focus on our future, but with respect for our history
Commitment to open communication
INTEGRATION PLANNING — GUIDING PRINCIPLES
Phased with 4 waves to:
Avoid overwhelming the organization and disrupting on-going operations
Ensure that required support and guidelines are in place before teams are activated
Prioritize activities to achieve annual savings of $80 million within three years
INTEGRATION PROCESS